December 29, 2010

Via U.S. Mail and Facsimile to

Mr. Kyle Gotshalk
President and Director
Stakool, Inc.
18565 Soledad Canyon Rd. #153
Canyon Country, CA 91351

Dear Mr. Gotshalk:

We note that your 2009 financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at pcaobus.org/Enforcement/Adjudicated/Documents/Larry O Donnell.pdf.

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Also, please note that pursuant to Item 304 of Regulation S-K, you will need to file a report on Form 8-K as soon as possible reporting the revocation of the registration of Larry O'Donnell, CPA, P.C. In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

Please advise us as to how you intend to address this matter by no later than January 13, 2011. If you have any questions, I can be reached at 202-551-3813.

Sincerely,

Linda Cvrkel
Accounting Branch Chief